SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – October 14, 2005

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EXPLANATION TO BOVESPA
(Free Translation)

Ref.: Explanation to Bovespa’s Fax GAE/SAE # 1964/05 dated October 03, 2005.
“Considering the terms call notice of convocation of the Extraordinary Shareholder Meeting on October 24, 2005, we request that you send us the valuation appraisal to be submitted to the said meeting."

Dear Sirs:

We inform that, according to the orientation received by telephone from yourselves, we forwarded to the Brazilian Securities and Exchange Commission – CVM the appraisal in reference with the request for confidential treatment. Through the document CVM/SEP/GEA-2 n.º 0518/05, we learnt that the President of CVM in a decision made on October 10, 2005, agreed to the confidential treatment, based on the d 2° of article 7° of CVM’s Instruction # 358/02, of the documents submitted among them the “Valuation Appraisal: Embratel Participações S.A., Latam do Brasil S.A. and Atlantis Holdings do Brasil Ltda.”.

Additionally, we inform that the documents referred to in article #3 of CVM’s Instruction n.º 319 have been available since October 4th 2005 at the company head office located at Av. Presidente Vargas, n.º 1012, in the City and State of Rio de Janeiro; where shareholders must appear in person with proof of their status as shareholder or through a duly assigned attorney on working days between 10.00 am and 5.00 pm. Shareholders from the Fungible Custody of Registered Shares of the Stock Exchange who wish to visit must present a statement issued at most 02 (two) days prior to their visit, containing the respective stock holding.

Sincerely,

Isaac Berensztejn
Investor Relations Director

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.